Exhibit 99.1

Company Contact:
Katia Fontana
Vice President and Chief Financial Officer
(514) 397-2592

For all press and media inquiries, please contact:
Press@birks.com

BIRKS GROUP INC. RECOMMENDS APPOINTMENT OF NEW AUDITORS

Shareholders to vote on the appointment of the new auditors at the upcoming annual general meeting of shareholders

Montreal, Quebec. September 9, 2025 - Birks Group Inc. (the “Company” or “Birks Group”) (NYSE American: BGI), today announced that the board of directors of the Company (the “Board”) has recommended the appointment of Grant Thornton S.E.N.C.R.L. (“Grant Thornton”) as auditors of the Company for the Company’s fiscal year ending March 28, 2026 (“fiscal year 2026”).

KPMG LLP (“KPMG”) has served as the Company’s independent auditors since January 25, 2000. On July 29, 2025, following the issuance of KPMG’s audit report on the Company’s consolidated financial statements for the fiscal year ended March 29, 2025, the Company launched a competitive request for proposal (“RFP”) process inviting KPMG and other qualified firms to submit proposals in order to evaluate and select auditors (the “Selected Auditors”) for fiscal year 2026 to serve until the next annual meeting of shareholders at such remuneration as may be fixed by the Board. Since the launch of the RFP process, the Company worked diligently to review the various proposals received, which led to the Board’s recommendation of the appointment of Grant Thornton as the Selected Auditors.

Pursuant to the Company’s Management Proxy Circular dated August 27, 2025 (the “Circular”), at the upcoming annual general meeting (the “Meeting”) of holders of Class A voting shares and Class B multiple voting shares of the Company (collectively, “Shareholders”) to be held on September 18, 2025, Shareholders are being asked to appoint the Selected Auditors as auditors of the Company for fiscal year 2026 to serve until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board to fix the Selected Auditors’ remuneration.

This announcement serves as notice to the Shareholders that the Board has recommended Grant Thornton as the Selected Auditors. Accordingly, at the Meeting, Shareholders are being asked to approve the appointment of Grant Thornton as auditors of the Company for fiscal year 2026, and to authorize the Board to fix their remuneration.

The Company will not issue a new form of proxy or voting instruction form to Shareholders in respect of the Meeting. Shareholders who vote by proxy in advance of the Meeting in respect of the appointment of the “Selected Auditors” as auditors of the Company should be aware that they are voting in respect of the appointment of Grant Thornton and the authorization of the Board to fix their remuneration.

About Birks Group Inc.

Birks Group is a leading designer of fine jewelry and an operator of luxury jewelry, timepieces and gifts retail stores in Canada. The Company operates 17 stores under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Montreal under the Birks brand, one retail location in Montreal under the TimeVallée brand, one retail location in Calgary under the Brinkhaus brand, one retail location in Vancouver under the Graff brand, one retail location in Vancouver under the Patek Philippe brand, four retail locations in Laval, Ottawa and Toronto under the Breitling brand, four retail locations in Toronto under the European Boutique brand, one retail location in Toronto under the Omega brand and one retail location in Toronto under the Montblanc brand. Birks was founded in 1879 and has become Canada’s premier designer and retailer of fine jewelry, timepieces and gifts. Additional information can be found on Birks’ web site, www.birks.com.

Forward Looking Statements

This press release contains forward- looking statements which can be identified, for example, by their use of words such as “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about anticipated economic conditions, generation of shareholder value, and our strategies for growth, performance drivers, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward- looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. Accordingly, the reader should not place undue reliance on forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) a decline in consumer spending or deterioration in consumer financial position; (ii) economic, political and market conditions, including the economies of Canada and the U.S. and the influence of inflation on consumer spending, which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales as well as the recently imposed tariffs (and retaliatory measures), possible changes therefrom and other trade restrictions; (iii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iv) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to source raw materials, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives (including with respect to Birks branded products), and to have a successful customer service program; (v) the Company’s plan to evaluate the productivity of existing stores, close unproductive stores and open new stores in new prime retail locations, renovate existing stores and invest in its website and e-commerce platform; (vi) the Company’s ability to execute its strategic vision; and (vii) the Company’s ability to invest in and finance capital expenditures; (viii) the Company’s ability to maintain its listing on the NYSE American exchange or to list its shares on another national securities exchange; and (ix) the Company’s ability to continue as a going concern.

Information concerning the above and other risk factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 25, 2025 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.